                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)

                     Scudder Spain and Portugal Fund, Inc.
                                (Name of Issuer)
-------------------------------------------------------------------------------

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
-------------------------------------------------------------------------------

                                   811198100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 30, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





                               Page 1 of 4 Pages

CUSIP No.: 811198100                                    13D                                 Page 2 of 4 Pages
----------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER                                                                     (a) [ ]
          OF A GROUP                                                                                                (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                                                              [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------------
        NUMBER OF            7       SOLE VOTING POWER                                                                5,000
          SHARES
       BENEFICIALLY         ------------------------------------------------------------------------------------------------
          OWNED              8       SHARED VOTING POWER                                                                  0
         BY EACH
        REPORTING           ------------------------------------------------------------------------------------------------
          PERSON             9       SOLE DISPOSITIVE POWER                                                           5,000
           WITH
                            ------------------------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER                                                             0

----------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                                                                    5,000
----------------------------------------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                                                                          [ ]
          (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                                                                              *
----------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                                                                       BK
----------------------------------------------------------------------------------------------------------------------------

   *      Less than 1%

         This Amendment No. 4 amends and supplements Item 5 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Scudder Spain and Portugal Fund, Inc. (the "Fund"). As a result of the transaction reported herein, the Bank is no longer obligated to file reports pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)-(e) On September 30, 1998, the Bank exercised the redemption rights offered to the stockholders of the Fund pursuant to the Redemption Rights Statement, dated September 2, 1998, of the Fund and requested the redemption of all of the shares of Common Stock then owned by the Bank (520,950 shares) in exchange for portfolio securities of the Fund. The Fund subsequently delivered to the Bank the portfolio securities of the Fund to which the Bank was entitled as a result of such redemption. As a result of the exercise of its redemption rights, the Bank ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Subsequent to the exercise of its redemption rights, the Bank purchased 5,000 shares of Common Stock in the open market.



                               Page 3 of 4 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 1998                        BANKGESELLSCHAFT BERLIN AG


                                              By: /s/ Gregory L. Melville
                                                  -----------------------------
                                                  Name:  Gregory L. Melville
                                                  Title: Assistant Director


                                              By: /s/ Moritz A. Sell
                                                  -----------------------------
                                                  Name:  Moritz A. Sell
                                                  Title: Market Strategist





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